EXHIBIT 12
COMPUTATION OF EARNINGS TO FIXED CHARGES

BELLSOUTH CORPORATION

	For the years ended December 31,

(DOLLARS IN MILLIONS)	2000	2001	2002	2003	2004

Earnings
Income from continuing operations before provision for income taxes, minority interest, discontinued operations, and cumulative effect of accounting change	$6,537	$4,120	$5,367	$5,424	$5,186
Equity in (earnings) losses of unconsolidated affiliates	(784)	(681)	(542)	(452)	(68)
Fixed Charges	1,348	1,268	1,195	1,061	1,022
Distributed income of equity affiliates	156	369	8	4	1
Interest capitalized	(34)	(31)	(20)	(8)	(5)

Income, as adjusted	$7,223	$5,045	$6,008	$6,029	$6,136

Fixed Charges
Interest expense	$1,182	$1,145	$1,066	$947	$916
Interest capitalized	34	31	20	8	5
Portion of rental expense representative of interest factor	132	92	109	106	101

Fixed Charges	$1,348	$1,268	$1,195	$1,061	$1,022

Ratio of Earnings to Fixed Charges	5.36	3.98	5.03	5.68	6.00